UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-6686

THE INTERPUBLIC GROUP OF COMPANIES, INC.*

(Exact name of registrant as specified in its charter)

909 Third Avenue

New York, NY 10022

(212) 704-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share

4.650% Senior Notes due 2028

4.750% Senior Notes due 2030

2.400% Senior Notes due 2031

5.375% Senior Notes due 2033

3.375% Senior Notes due 2041

5.400% Senior Notes due 2048

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.10 per share: One (1) holder

4.650% Senior Notes due 2028: Thirty-nine (39) holders

4.750% Senior Notes due 2030: Twenty-six (26) holders

2.400% Senior Notes due 2031: Twenty-two (22) holders

5.375% Senior Notes due 2033: Twenty-two (22) holders

3.375% Senior Notes due 2041: Twelve (12) holders

5.400% Senior Notes due 2048: Twenty-three (23) holders

Pursuant to the requirements of the Securities Exchange Act of 1934, The Interpublic Group of Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 8, 2025	THE INTERPUBLIC GROUP OF COMPANIES, INC.

	By:	/s/ Andrew Bonzani
	Name:	Andrew Bonzani
	Title:	Executive Vice President and General Counsel

*

On December 8, 2024, The Interpublic Group of Companies, Inc., a Delaware corporation (“IPG”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Omnicom Group Inc., a New York corporation (“Omnicom”) and EXT Subsidiary Inc., a Delaware corporation and a direct wholly owned subsidiary of Omnicom (“Merger Sub”). On November 26, 2025, pursuant to the terms and conditions of the Merger Agreement, Merger Sub merged with and into IPG (the “Merger”), with IPG surviving the Merger as a direct wholly owned subsidiary of Omnicom.